                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)(1)

                           ORLEANS HOME BUILDERS, INC.
                        (Formerly named FPA CORPORATION)
                        --------------------------------
                                (Name of issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of class of securities)

                                   686588-10-4
                                   -----------
                                 (CUSIP number)

      Mark Migliaccio, Drinker Biddle & Reath LLP, PNB Building, Suite 1100
        1345 Chestnut Street, Philadelphia, PA 19107-3496 (215) 988-2700
        ----------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 15, 1998
                                  -------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of ____ Pages)
-----------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                       ------------------------
CUSIP No. 686588-10-4                    13D                Page 2 of ___ Pages
---------------------------------                       ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Jeffrey P. Orleans
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          [ ]
                                                                          (b)
                                                                          [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF, 00
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                          [ ]

---------- ---------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------- ------ ----------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER OF                    9,227,708 shares
            SHARES

                                 ------ ----------------------------------------
                                 8      SHARED VOTING POWER
         BENEFICIALLY                   5,000 shares
           OWNED BY

                                 ------ ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
             EACH                       9,227,708 shares
           REPORTING
          PERSON WITH
                                 ------ ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        5,000 shares
---------- ---------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,232,008 shares of the Common Stock
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                          [x]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.1%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is Common Stock, $0.10 par value per share ("Common Stock"), of Orleans Homebuilders, Inc. (formerly named FPA Corporation), a Delaware corporation (the "Company"), the executive offices of which are located at 3333 Street Road, Suite 101, Bensalem, Pa. 19020.

Item 2.  Identity and Background

         (a) The name of the person filing this statement is Jeffrey P. Orleans ("Mr. Orleans").

         (b) Mr. Orleans' business address is 3333 Street Road, Suite 101, Bensalem, Pa. 19020.

         (c) Mr. Orleans has served as Chairman of the Board and Chief Executive Officer of the Company since September, 1986. From September, 1986 to May 27, 1992 he also served as President of the Company.

         (d) Within the last five years, Mr. Orleans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five years, Mr. Orleans has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Orleans is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Except as otherwise indicated in Item 5 hereof, Mr. Orleans used personal funds to acquire all of the shares of Common Stock reported herein that were acquired since the date of Amendment No. 18 to this Schedule 13D (collectively, the "Additional Shares").

Item 4.  Purpose of Transaction.

         Mr. Orleans acquired the Additional Shares for investment purposes. See
Item 6 for a description of Mr. Orleans' rights to acquire additional shares of Common Stock upon the conversion of outstanding indebtedness of the Company to Mr. Orleans.

Item 5.  Interest in Securities of the Issuer.

         Following the acquisitions and dispositions described herein, Mr. Orleans has sole or shared voting power as to an aggregate of approximately 9,232,708 shares (including 2,000,000 shares issuable upon conversion of outstanding indebtedness of the Company to Mr. Orleans) (69.1%) of Common Stock of the Company.

         Of the total of 9,232,708 shares reflected for Mr. Orleans, (a) 9,227,008 shares (69.1%) are held directly, (b) 700 shares (0%) are held as custodian for minor children, and (c) 5,000 shares (0%) are held of a total of 10,000 shares owned by a privately-held corporation, of which Mr. Orleans is a 50% stockholder.

         Mr. Orleans has sole voting and dispositive power with respect to the shares reflected in clauses (a) and (b) of the immediately proceeding paragraph. He has shared voting and dispositive power with respect to the shares reflected in clause (c) of the immediately preceding paragraph. Mr. Orleans has no interest in dividends and proceeds of sales of shares described in clause (b) of the immediately preceding paragraph, and he disclaims beneficial ownership of such shares.

         The only changes in beneficial ownership by Mr. Orleans of equity securities of the Company reported by this Amendment No. 19 to Schedule 13D are as follows:

                    (i) the attainment of the age of 21 on April 15, 1993 by one of Mr. Orleans' daughters, and her subsequent exercise of sole voting and dispositive power over 2,500 shares of Common Stock.;

                   (ii) the disposition in 1994 by the Estate of A.P. Orleans (Mr. Orleans grandfather), of which Mr. Orleans was the executor, of 48,690 shares of Common Stock to Mr. Orleans, pursuant to the laws of descent and distribution and without any consideration;

                  (iii) the disposition on January 2, 1996 by the Estate of A.P. Orleans of 48,690 shares of Common Stock to the Selma H. Orleans Trust, of which Mr. Orleans and his mother are the sole beneficiaries and trustees, pursuant to the laws of descent and distribution and without any consideration;

                  (iv) the disposition on December 30, 1996 by the Estate of Marvin Orleans of 1,179,541 shares of Common Stock at a price of $0.85 in a series of private transactions, including a sale to Mr. Orleans of 387,141 shares of Common Stock;

                   (v) the acquisition on December 30, 1996 from the Estate of Marvin Orleans of 387,141 shares of Common Stock at a price of $0.85 in a private transaction;

                  (vi) in June of 1996, Flora Real Estate Management Company ("Flora") transferred to the Company for no consideration 92,130 shares of common stock pursuant to the terms of a Note and Stock Acquisition Agreement, dated August 27, 1993. Pursuant to such transfer, Mr. Orleans ceased to be the voting trustee of such shares under the Voting Trust, dated as of January 7, 1993, by and between Flora and the Company (the "Voting Trust"). See Amendments No. 12, 13 and 15 for a description of the Voting Trust;

                  (vii) the acquisition on May 18, 1998 of 6,667 shares of Common Stock at a price of $1.25 in a private transaction;

                  (viii) the acquisition on May 22, 1998 of 134,555 shares of Common Stock at a price of $1.25 in a private transaction; and

                  (ix) the approval on July 15, 1998 of a supplemental listing application by the American Stock Exchange entitling Mr. Orleans to convert the Company's $3 million Convertible Subordinated 7% Note, due January 1, 2002, into 2,000,000 shares of Common Stock.. See Item 6 for a description of the these proceedings.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

         In April of 1996, the Board of Directors of the Company (the "Board") appointed a Special Committee of non-employee directors to review and recommend the permanent terms of an aggregate $3 million in advances by Mr. Orleans to the Company. On July 9, 1996, after receiving the report of the Special Committee and a preliminary report from Howard, Lawson & Co., an investment banking firm, on the fairness of the proposed terms, the Board unanimously approved the proposed terms (Mr. Orleans abstaining), and delegated to the Special Committee the authority to approve the final documentation, subject to the receipt of a written opinion from Howard, Lawson & Co. as to the fairness of the proposed terms to the shareholders of the Company. In August 1996, after receipt of an opinion from Howard, Lawson & Co., to the effect that the proposed arrangements with Mr. Orleans relating to such advances were fair to the shareholders of the Company, other than Mr. Orleans, from a financial point of view, the Special Committee approved the documentation under which these advances would be made by Mr. Orleans to the Company.

         The $3 million advance by Mr. Orleans to the Company is evidenced by the Company's $3 million Convertible Subordinated 7% Note, due January 1, 2002 (the "Convertible Note") issued pursuant to a note purchase agreement dated as of August 1, 1996, as amended and restated as of June 28, 1997. The Convertible Note provides for interest at 7% per annum and principal payments of $1 million on or before June 30 of each of 2000, 2001 and 2002. The Convertible Note contains commercially standard default and other provisions and is subordinated in right of payment to the Company's obligations under the Company's $6.6 million discretionary secured line of credit referred to above. Upon the approval of a supplemental listing application by the American Stock Exchange (such approval being granted on July 15, 1998), the holder of the Convertible Note may convert all or any portion (in integral multiples of $1 million) of the principal amount of the Convertible Note into shares of the Common Stock at a conversion price of $1.50 per share, subject to adjustment for splits, combinations, and other capital changes. The closing price of the Common Stock on the American Stock Exchange on July 8, 1996, the date the Board of Directors approved the terms of the borrowing, was $1.125 per share.

Item 7.  Material to be Filed as Exhibits.

         1. The Company's Convertible Subordinated 7% Note Due January 1, 2002, issued by the Corporation on August 9, 1996;

         2. Amended and Restated Note Purchase Agreement, dated as of June 28, 1997, by and between the Company and Mr. Orleans.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: August 7, 1998                        /s/  Jeffrey P. Orleans
                                            -----------------------
                                            Jeffrey P. Orleans

                                    EXHIBIT 1

THE PAYMENT OF PRINCIPAL HEREUNDER IS EXPRESSLY SUBORDINATED TO THE CLAIMS OF cORESTATES BANK, N.A. PURSUANT TO A SUBORDINATION AGREEMENT DATED APRIL 4, 1996 AND A SUPPLEMENTAL SUBORDINATION AGREEMENT OF EVEN DATE HEREWITH, EACH BY AND BETWEEN JEFFREY P. ORLEANS AND CORESTATES BANK, N.A.

THIS NOTE HAS BEEN ISSUED PURSUANT TO A NOTE PURCHASE AGREEMENT DATED AS OF AUGUST 1, 1996 (THE "AGREEMENT"), BETWEEN FPA CORPORATION AND THE ORIGINAL PURCHASER OF THE NOTE CONTAINING SUBSTANTIAL RESTRICTIONS ON TRANSFER AND ASSIGNMENT. IT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND CANNOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.

                                 FPA CORPORATION

              Convertible Subordinated 7% Note Due January 1, 2002


                                                          Bensalem, Pennsylvania
$3,000,000.00                                                     August 9, 1996


                  FOR VALUE RECEIVED, and intending to be legally bound hereby, FPA CORPORATION, a Delaware corporation (hereinafter referred to as the "Company") hereby promises to pay in lawful money of the United States to the order of JEFFREY P. ORLEANS (hereinafter referred to as "Holder"), the principal sum of THREE MILLION DOLLARS ($3,000,000), together with interest on the daily outstanding principal balance from time to time at a rate equal to seven percent (7%) per annum. Interest shall be computed on the basis of a 365/366 day year and the actual number of days elapsed. Accrued interest shall be payable not later than each Extension Date with respect to each Interest Target Date during the term of this Note until the obligation of the Company with respect to payment hereunder shall be discharged. To the extent not prohibited by law, if any installment of interest in respect of any Interest Target Date shall remain unpaid on the Applicable Grace Date, then interest shall thereafter accrue on the unpaid installment of interest from the Applicable Grace Date until paid at a rate equal to eight and one-half percent (8.5%) per annum.

                  Principal shall be payable in equal annual installments of $1,000,000 each not later than each Extension Date with respect to each CS Principal Target Date. The entire unpaid principal balance, plus all accrued and unpaid interest and other sums payable hereunder, shall be due and payable not later than the Extension Date with respect to the CS Principal Target Date of January 1, 2002. To the extent not prohibited by law, if any principal payment due on any CS Principal Target Date shall remain unpaid on the Applicable Grace Date, then interest shall thereafter accrue on such unpaid principal payment until paid at a rate equal to eight and one-half percent (8.5%) per annum.

                  Payments of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debt by check mailed and addressed to the registered holder hereof at the address shown in the registrar maintained by the Company for such purpose, or, at the option of the holder hereof, in such manner and at such other place in the United States of America the holder hereof shall have designated to the Company in writing pursuant to the provisions of
Section 19 of the Agreement (as hereinafter defined).

                  Unless this Note has been executed by officers of the Company thereunto duly authorized by manual signature, this Note shall not be entitled to any benefit under the Agreement, or to be valid or obligatory for any purpose.

                  This Note is the CS Note issued by the Company under that certain Note Purchase Agreement (the "Agreement"), dated as of August 1, 1996, between the Company and the original purchaser hereof.

                  Reference is hereby made to the Agreement for a statement of the respective Events of Default, rights, limitations of rights, obligations, duties and immunities thereunder of the Company and the Holders of this Note. All terms used in this Note which are defined in the Agreement shall have the meanings assigned to them in the Agreement.

                  This Note is convertible into the Common Stock of the Company to the extent set forth in, and subject to the provisions of the Agreement.

                  This Note is subject to prepayment at the option of the Company at any time on the terms and conditions and in the amounts as set forth in the Agreement. In the event of prepayment of this Note in part only, a new Note or Notes for the unredeemed portion hereof shall be issued in the name of the holder hereof upon the cancellation hereof.

                  The Agreement permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the holders of the CS Notes under the Agreement at any time by the Company with the consent of the holders of a majority in aggregate principal amount of the CS Notes at the time outstanding. The Agreement also contains provisions permitting the holders of specified percentages in aggregate principal amount of the CS Notes at the time outstanding, on behalf of the holders of all the CS Notes, to waive compliance by the Company with certain provisions of the Agreement and certain past defaults under the Agreement and their consequences. Any such consent or waiver by the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

                  No reference herein to the Agreement and no provision of this Note or of the Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

                  Prior to due presentment for registration of transfer, the Company, and any agent of the Company, may treat the Person in whose name this
Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

                  This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

                  IN WITNESS WHEREOF, the Company has caused this Note to be duly executed under its corporate seal by the manual signatures, of its officers thereunto duly authorized all on the date first written above.

                                                     FPA CORPORATION


                                                   By:  /s/ Benjamin D. Goldman
                                                        ------------------------
                                                               President

Attest:


/s/ Joseph A. Santangelo
------------------------
     Secretary

       (SEAL)

                                    EXHIBIT 2

                              --------------------



                                 FPA CORPORATION


                              --------------------


                                   $3,000,000
                            Convertible Subordinated
                           7% Note due January 1, 2002


                              --------------------

                              AMENDED AND RESTATED
                             NOTE PURCHASE AGREEMENT

                              --------------------


                    Amended and Restated as of June 28, 1997

                                TABLE OF CONTENTS

                                                                          Page

   1.       Authorization of Note............................................1
   2.       Issuance of Notes................................................2
   3.       Closing..........................................................2
   4.       Conditions to Closing............................................2
            4.1.     Representations and Warranties..........................2
            4.2.     Performance; No Default.................................2
            4.3.     Compliance Certificate..................................2
            4.4.     Proceedings and Documents...............................2
            4.5.     Subordination Agreement.................................3
            4.6.     Registration Rights Agreement...........................3
   5.       Representations and Warranties, etc..............................3
            5.1.     Organization, Qualification Standing, etc...............3
            5.2.     Authorization, Execution and Delivery...................3
            5.3.     Tax Returns and Payments................................4
            5.4.     Litigation, etc.........................................4
            5.5.     Compliance with Other Instruments, etc..................4
            5.6.     Governmental Consent....................................5
            5.7.     Offer of Notes..........................................5
            5.8.     Federal Reserve Regulations.............................5
            5.9.     Investment Company Act..................................5
            5.10.    Public Utility Holding Company Act......................5
            5.11.    Authorization of Sale...................................5
            5.12.    ERISA...................................................6
   6.       Representations and Warranties of Purchaser......................6
            6.1.     Investment Representations..............................6
            6.2.     No Contrary Knowledge...................................6
   7.       Accounting, Financial Statements and Other Information...........6
   8.       Inspection.......................................................8
   9.       Payment and Prepayment of Notes..................................8
            9.1.     Optional and Required Prepayments.......................8
            9.2.     Maturity; Surrender, etc................................8
   10.      Business and Financial Covenants.................................8
            10.1.    Payment of Principal and Interest.......................8
            10.2.    Maintenance of Office or Agency.........................8
            10.3.    Corporate Existence.....................................9
            10.4.    Payment of Taxes and Other Claims.......................9
            10.5.    Maintenance of Properties; Insurance....................9
            10.6.    Waiver of Covenants....................................10
            10.7.    Company May Consolidate, etc., Only on Certain Terms...10
            10.8.    Effect of Consolidation, etc...........................10
   11.      Registration, Transfer and Substitution of Notes................11
            11.1.    Note Register; Ownership of Registered Notes...........11
            11.2.    Transfer and Exchange of Notes.........................11

                               TABLE OF CONTENTS
                                   (continued)

                                                                          Page


            11.3.    Replacement of Notes...................................11
   12.      Payments on Notes...............................................12
            12.1.    Place of Payment.......................................12
            12.2.    Home Office Payment....................................12
   13.      Events of Default: Acceleration.................................12
            13.1.    Events of Default......................................12
            13.2.    Remedies Upon Default..................................13
   14.      Enforcement.....................................................14
   15.      Definitions.....................................................15
   16.      Expenses, etc...................................................18
   17.      Survival of Representations and Warranties......................19
   18.      Amendments and Waivers..........................................19
   19.      Notices, etc....................................................20
   20.      Concerning Conversion of the CS Notes...........................21
            20.1.    Conversion Privilege...................................21
            20.2.    Manner of Exercise of Conversion Privilege.............21
            20.3.    Cash Adjustment Upon Conversion........................21
            20.4.    Adjustment of Conversion Price.........................22
            20.5.    Effect of Reclassification, Consolidations,
                     Mergers or Sales on Conversion Privilege...............24
            20.6.    Taxes on Conversions...................................25
            20.7.    Company to Reserve Capital Stock.......................25
            20.8.    Company to Give Notice of Certain Events...............26
            20.9.    Effectiveness of Section 20............................26
   21.      Effectiveness...................................................26
   22.      Miscellaneous...................................................26

Exhibits
--------

      I.  Form of $3,000,000 Convertible Subordinated 7% Note due January 1,
          2002

     II. Form of Supplemental Subordination Agreement between Jeffrey P. Orleans and CoreStates Bank, N.A., acknowledged and consented to by FPA Corporation

    III. Form of Piggyback Registration Rights Agreement between FPA Corporation and Jeffrey P. Orleans

     IV.  Form of Conversion Notice

                                 FPA CORPORATION
                              One Greenwood Square
                              3333 West Street Road
                                    Suite 101
                               Bensalem, PA 19020

                              --------------------

                              Amended and Restated
                             Note Purchase Agreement

                              --------------------

                   $3,000,000 Convertible Subordinated 7% Note
                               due January 1, 2002


                                                            Amended and Restated
                                                            As of June 28, 1997


Jeffrey P. Orleans
Chairman and Chief Executive Officer
FPA Corporation
One Greenwood Square
3333 West Street Road
Suite 101
Bensalem, PA  19020


Dear Sir:

         FPA Corporation, a Delaware corporation (the "Company"), agrees with you as follows:

         1. Authorization of Note. The Company will authorize the issue and delivery of its $3,000,000 Convertible Subordinated 7% Note, due January 1, 2002 (the "CS Note", the "Note" or the "Notes"), such term to include any such Notes issued in substitution therefor pursuant to Section 11 hereof). The CS Note shall be substantially in the form of Exhibit I hereto, with such changes therein, if any, as may be approved by you and the Company. Certain capitalized terms used in this Agreement are defined in Section 15. References to an "Exhibit" are, unless otherwise specified, to one of the Exhibits attached to this Agreement.

         2. Issuance of Notes. In exchange for the delivery by you for cancellation of a note or notes of the Company in the aggregate principal amount of $3,000,000 (the "Note Consideration"), the Company will issue and deliver to you and, subject to the terms and conditions of this Agreement, you will acquire from the Company, the CS Note.


         3. Closing. The delivery and issue of CS Note by the Company to you shall take place at the offices of the Company, at the address noted above, at 10:00 a.m., local time, August 19, 1996 or on such other business day as may be agreed upon by the Company and you, but in no event later than August 31, 1996 (the "Closing"). Subject to and upon the terms and conditions set forth herein, at the Closing the Company will deliver to you the CS Note, dated the date of such Closing and registered in your name, against delivery by you to the Company of the Note Consideration in the amount specified in Section 2 hereof. If, at the Closing, the Company shall fail to tender the CS Note to you as provided above in this Section 3, or any of the conditions to be performed by the Company specified in Section 4 shall not have been fulfilled to your reasonable satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.


         4. Conditions to Closing. (A) Your obligation to deliver the Note Consideration for the CS Note to be issued and delivered to you at the Closing, and to complete the Closing, is subject to the fulfillment to your reasonable satisfaction, prior to or at such Closing, of the following conditions:

            4.1. Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be correct in all material respects when made and at the time of such Closing.

            4.2. Performance; No Default. The Company shall have performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at such Closing and at the time of such Closing no Event of Default shall have occurred and be continuing.

            4.3. Compliance Certificate. The Company shall have delivered to you or your Counsel an Officers' Certificate, dated the date of such Closing, certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.


            4.4. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory to you, and you shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

            4.5. Subordination Agreement. The parties thereto shall have executed and delivered the Supplemental Subordination Agreement.


            4.6. Registration Rights Agreement. The parties thereto shall have executed and delivered the Registration Rights Agreement.


            (B) The Company's obligation to deliver the CS Note at the Closing and to complete the Closing is subject to your performance and compliance in all material respects with the agreements and conditions contained in this Agreement required to be performed by you prior to or at such Closing and is also subject to the condition set forth in Section 4.5 hereof.

            5. Representations and Warranties, etc. The Company represents and warrants that:

               5.1. Organization, Qualification Standing, etc. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted, and the Company has all requisite corporate power and authority to enter into this Agreement, to issue and deliver the CS Note in exchange for the Note Consideration, and to carry out the terms of this Agreement, the CS Note, and the Registration Rights Agreement. Each of the Company and its Subsidiaries is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction (other than the jurisdiction of its incorporation) in which the nature of its activities or the character of the properties it owns, leases or operates makes such qualification necessary and in which the failure so to qualify would have a materially adverse effect on the business of the Company and its Subsidiaries taken as a whole. The current capitalization of the Company is as follows:


                           Preferred Stock, par value $1.00 per share; 500,000 shares authorized; 100,000 shares of Series C Preferred Stock authorized.


                           Common Stock, par value $.10 per share; 20,000,000 shares authorized; 12,698,131 shares issued; 11,695,618 shares outstanding and 1,002,513 held as treasury stock.

               5.2. Authorization, Execution and Delivery. The execution and delivery of this Agreement, the CS Note, and the Registration Rights Agreement by the Company has been duly authorized by all necessary corporate action on behalf of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the CS Note, and the transactions contemplated hereby and thereby and this Agreement is (and, upon issuance, each of the CS Note will be) enforceable against the Company in accordance with its terms except as limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by equitable principles of general applicability. The shares of the Company's Common Stock issuable upon conversion of the CS Note (the "Conversion Shares") have been duly authorized and reserved for issuance and, upon issuance by the Company in accordance with the provisions of the CS Note, will have been validly issued, fully paid, and non-assessable shares of Common Stock of the Company.


               5.3. Tax Returns and Payments. The Company and each of its Subsidiaries have filed all tax returns required by law to be filed by them and have paid all taxes, assessments and other governmental charges levied upon them and any of their respective properties, assets, income or franchises which are due and payable, other than those presently payable without penalty or interest. The charges, accruals and reserves on the books of the Company and set forth on the regularly-prepared balance sheets of the Company in respect of Federal and state income and business and occupation taxes for all fiscal periods are adequate in the opinion of the Company, and the Company knows, after making due inquiry and reasonable investigation, of no unpaid assessment for additional Federal or state income or business and occupation taxes for any period or any basis for any such assessment for which adequate provision has not been made in its accounts or in such balance sheet.


               5.4. Litigation, etc. Except as described in the Company's 1995 Report on Form 10-K or as set forth on Schedule 5.4 hereto, there is no action, investigation or proceeding pending or threatened (or any basis therefor known to the Company) which questions the validity of this Agreement or the CS Note or any action taken or to be taken pursuant to this Agreement or the CS Note, or which might result, either in any case or in the aggregate, in any material adverse change in the business, operations, affairs, condition, properties or assets of the Company and its Subsidiaries taken as a whole or in any material liability on the part of the Company and such Subsidiaries taken as a whole.


               5.5. Compliance with Other Instruments, etc. Except as set forth on Schedule 5.5 hereto, (i) neither the Company nor any of its Subsidiaries is in violation of any term of its certificate or articles of incorporation or by-laws, (ii) neither the Company nor any of its Subsidiaries is in material violation of any term of any material agreement or instrument respecting indebtedness for borrowed money to which it is a party or by which it is bound, and (iii) neither the Company nor any of its Subsidiaries is in violation of any term of any applicable law, statute, ordinance, license, franchise, rule or regulation of any governmental authority or any term of any applicable order, judgment or decree of any court, arbitrator or governmental authority (including, without limitation, any law, ordinance, rule, regulation or order relating to environmental or occupational health or safety standards and controls, consumer protection or equal employment practices) applicable to the Company or any Subsidiary, the consequences of which violation described in
(iii) above might have a material adverse effect on the business, operations, affairs, condition, properties or assets of the Company and its Subsidiaries taken as a whole; and the execution, delivery and performance of this Agreement, the Notes and the

Registration Rights Agreement will not result in any violation of or be in conflict with or constitute a default under any term of any item referred to in this Section 5.5 or result in the creation of (or impose any obligation on the Company or any Subsidiary to create) any lien, pledge, security interest or other encumbrance upon any of the properties or assets of the Company or any Subsidiary pursuant to any such term.


               5.6. Governmental Consent. No consent, approval or authorization of, or declaration or filing with, any governmental authority on the part of the Company or any Subsidiary is required for the valid execution, delivery or performance of this Agreement, the CS Note and the Registration Rights Agreement, or the continued conduct by the Company or any Subsidiary of its businesses as now conducted or as proposed to be conducted as described in the 1995 Form 10-K.


               5.7. Offer of Notes. The Company has not directly or indirectly offered the CS Note or any part thereof for sale to, or solicited any offer to buy, any of the same from, or otherwise approached or negotiated in respect thereof with, anyone other than you.


               5.8. Federal Reserve Regulations. Neither the Company nor any Subsidiary will, directly or indirectly, use any of the proceeds of the issuance of the CS Note for the purpose of purchasing or carrying any "margin security" within the meaning of Regulation G of the Board of Governors of the Federal Reserve System (12 C.F.R. 207, as amended), or otherwise take or permit to be taken any action which would result in the issuance and delivery of the CS Note or the carrying out of any of the other transactions contemplated hereby, being violative of such Regulation G or of Regulation T (12 C.F.R. 220, as amended) or of Regulation X (12 C.F.R. 224, as amended) or any other regulation of such Board. To your knowledge, no Indebtedness being reduced or retired out of the proceeds of the issuance of the CS Note was incurred for the purpose of purchasing or carrying any "margin security" within the meaning of such Regulation G, and the Company does not own and does not have any present intention of acquiring any such margin security.


               5.9. Investment Company Act. Neither the Company nor any Subsidiary is an "investment company", or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.


               5.10. Public Utility Holding Company Act. Neither the Company nor any Subsidiary is a "holding company", or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," as such terms are defined in the Public Utility Holding Company Act of 1935, as amended.


               5.11. Authorization of Sale. The sale of the CS Note and compliance by the Company with all of the provisions of this Agreement and the CS Note are within the corporate powers of the Company and have been duly authorized by all requisite corporate action on the part of the Company.

               5.12. ERISA. The consummation of the transactions provided for in this Agreement and compliance by the Company with the provisions hereof and of the CS Note issued hereunder will not involve any prohibited transaction within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA") or
Section 4975 of the Internal Revenue Code. No "employee pension benefit plans," as defined in ERISA ("Plans"), maintained by the Company or any Person which is under common control with the Company within the meaning of Section 4001(b) of ERISA, nor any trusts created thereunder, have incurred any "accumulated funding deficiency" as defined in Section 302 of ERISA.


            6. Representations and Warranties of Purchaser. You hereby represent and warrant to the Company as follows:


               6.1. Investment Representations. You acknowledge that neither the CS Note nor the Conversion Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that the Notes are being issued to you and, if the CS Note is converted in whole or any part, the Conversion Shares will be issued to you, pursuant to an exemption from registration contained in the Securities Act based in part upon your representations and covenants contained in this section. You are acquiring the CS Note and any Conversion Shares solely for your own account and with no intention of distributing or reselling said securities or any part thereof, or interest therein, in any transaction which would be in violation of the securities laws of the United States or any state thereof. You are an "accredited investor" (as such term is defined in Rule 501 of Regulation D under the Securities Act). You acknowledge and agree that (i) the CS Note and the Conversion Shares are subject to limitations on transferability under the Securities Act and applicable state securities laws, (ii) except or set forth in the Registration Rights Agreement, the Company has no obligation to effect registration of the CS Note or the Conversion Shares under the Securities Act or any applicable state securities laws or otherwise to comply with any requirements necessary for transfer or assignment of the CS Note or the Conversion Shares to be exempt from such registration, and (iii) no transfer of the CS Note or the Conversion Shares shall be effected unless an Opinion of Counsel acceptable to the Company shall be delivered to the Company to the effect that such contemplated transfer may be effected without registration under the Securities Act and any applicable state securities laws.


               6.2. No Contrary Knowledge. You are the Chief Executive Officer of the Company and have no knowledge that any of the representations and warranties of the Company set forth in Section 5 hereof are not correct.


            7. Accounting, Financial Statements and Other Information. The Company will maintain and cause its Subsidiaries to maintain, a system of accounting established and administered in accordance with generally accepted accounting principles, and will set aside on its books, and will cause each of its Subsidiaries to set aside on its books, all such proper reserves as shall be required by generally accepted accounting principles. At any time the Company is not required to file reports with the Commission pursuant to Section 13 of the Exchange Act, the Company will deliver to you, so long as you shall be the holder of the CS Note or the Conversion
Shares:

               (a) within 60 days after the end of each of the first three quarterly fiscal periods in each fiscal year of the Company, consolidated balance sheets of the Company and its Subsidiaries as at the end of such period and the related consolidated statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such period and (in the case of the second and third quarterly periods) for the period from the beginning of the current fiscal year to the end of such quarterly period, setting forth in each case in comparative form the consolidated figures for the corresponding periods of the previous fiscal year (except for the comparative balance sheet which is as of the end of the immediately preceding fiscal year), all in reasonable detail and certified as complete by a principal financial officer of the Company; it being understood that delivery to Purchaser of a copy of the Form 10-Q for the respective fiscal period as filed with the Commission shall fulfill the obligations of the Company with respect to this subdivision (a);


               (b) within 120 days after the end of each fiscal year of the Company, consolidated balance sheets of the Company and its Subsidiaries as at the end of such year and the related consolidated statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such fiscal year, setting forth in each case in comparative form the consolidated figures for the previous fiscal year, all in reasonable detail and accompanied by a report thereon of Price Waterhouse or other independent certified public accountants of recognized national standing selected by the Company, so long as you or your nominee shall be the holder of any of the Notes, and to the Other Purchasers; it being understood that delivery to the Purchaser of a copy of the Company's Form 10-K as filed with the Commission respecting such fiscal year shall fulfill the obligations of the Company with respect to this subdivision
(b);


               (c) promptly upon their becoming available, copies of all financial statements, reports, notices and proxy statements sent or made available generally by the Company to its public security holders, if any, of all regular and periodic reports and all registration statements and prospectuses, if any, filed by the Company or any Subsidiary with any securities exchange or with the Commission or any governmental authority succeeding to any of its functions; and


               (d) with reasonable promptness, such other information and data with respect to the Company or any of its Subsidiaries as from time to time may be reasonably requested.

            8. Inspection. The Company will permit any authorized representatives designated by the holders of a majority in aggregate principal amount outstanding of the CS Note, without expense to the Company, to visit and inspect any of the properties of the Company or any of its Subsidiaries, including its and their books of account, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and accounts with its and their officers and independent public accountants, all at such reasonable times during regular business hours and upon reasonable notice and as often as may be reasonably requested.


            9. Payment and Prepayment of Notes


               9.1. Optional and Required Prepayments. The Company may, at its option, upon not less than 30 days prior written notice to you, prepay at any time all, or from time to time any part of, the CS Note, without premium, at a price equal to the principal amount to be so prepaid; provided, however, for purposes of this Section 9.1, any prepayment of less than all of the outstanding CS Notes shall be deemed to be applied first to the payment of accrued but unpaid interest and then to the payment of the installments of principal in the order in which such installments are due.


               9.2. Maturity; Surrender, etc. In the case of each prepayment, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.


            10. Business and Financial Covenants. The Company covenants that from the date of this Agreement through the Closing and thereafter so long as any of the Notes are outstanding:


               10.1. Payment of Principal and Interest. The Company will duly and punctually pay the principal of and interest on the CS Note in accordance with the terms of the CS Note and this Agreement. Interest on the CS Note may be paid by mailing checks for such interest payable to or upon the written order of the Person entitled thereto, at the address of such Person as it appears on the Note Register.


               10.2. Maintenance of Office or Agency. The Company will maintain in the Commonwealth of Pennsylvania, an office or agency where CS Notes may be presented or surrendered for payment, where CS Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Notes and this Agreement may be served. The Company will give prompt written notice to each holder of any change in the location of such office or agency. The initial office maintained by the Company for such purpose shall be the executive offices of the Company set forth on page 1 hereof.

               10.3. Corporate Existence. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and that of each Material Subsidiary and the rights (charter and statutory) and franchises of the Company and its Material Subsidiaries; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine, before or following the termination thereof, that the preservation thereof is no longer desirable in the conduct of the business of the Company or any Material Subsidiary or that the loss thereof is not disadvantageous in any material respect to the holders of the Notes.


               10.4. Payment of Taxes and Other Crimes. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company or any Material Subsidiary or upon the income, profits or property of the Company or any Material Subsidiary, and (2) all lawful claims or indebtedness for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Material Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and the Company shall have set aside on its books adequate reserves, if appropriate, with respect thereto (segregated to the extent required by generally accepted accounting principles), and failure to pay is not prejudicial in any material respect to the holders of the CS Notes.


               10.5. Maintenance of Properties; Insurance. The Company will cause all properties used or useful in the conduct of its business or the business of the Company or any Material Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section 10.5 shall prevent the Company from discontinuing the operation or maintenance of any of such properties, or disposing of any of them.


                     The Company will insure and keep insured, and will cause each Material Subsidiary to insure and keep insured, with reputable insurance companies, so much of their respective properties, to such an extent and against such risks (including fire), as companies engaged in similar businesses customarily insure properties of a similar character; or, in lieu thereof, in the case of itself or of any one or more of its Material Subsidiaries, the Company will maintain or cause to be maintained a system or systems of self-insurance which will accord with the approved practices of companies owning or operating properties of similar character and maintaining such systems, and, in such cases of self-insurance, will maintain or cause to be maintained an insurance reserve or reserves in adequate amounts.

               10.6. Waiver of Covenants. The Company may omit in any particular instance to comply with any covenant or condition set forth in Sections 10.2 through and including Section 10.7 hereof with respect to the CS Notes, if before or after the time for such compliance, the holders of a majority in aggregate principal amount of the CS Notes outstanding, as the case may be, shall either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company in respect of such covenant or condition shall remain in full force and effect.


               10.7. Company May Consolidate, etc., Only on Certain Terms. The Company shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, unless:



               (1) either the Company shall be the continuing corporation, or the corporation (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by an agreement supplemental hereto, the due and punctual payment of the principal of and interest on all the Notes and the performance of every covenant of this Agreement and the Notes on the part of the Company to be performed or observed;


               (2) immediately after giving effect to such transaction, no Event of Default which has not been waived shall have occurred and be continuing; and


               (3) the Company has delivered to the holder an Officers' Certificate and an Opinionof Counsel, each stating (the Opinion of Counsel to rely on the Officer's Certificate for factual matters) that such consolidation, merger, conveyance or transfer and such supplemental agreement comply with this Section 10.7 and that all conditions precedent herein provided for relating to such transaction have been complied with.

               10.8. Effect of Consolidation, etc. Upon any consolidation or merger or any conveyance or transfer of the properties and assets of the Company substantially as an entirety in accordance with Section 10.7, the successor corporation formed by such consolidation or into which the Company is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this

Agreement with the same effect as if such successor corporation had been named as the Company herein, and thereafter the predecessor corporation shall be relieved of all obligations and covenants under the Agreement and the CS Notes and in the event of such conveyance or transfer any such predecessor corporation may be dissolved and liquidated.


           11. Registration, Transfer and Substitution of Notes


               11.1. Note Register; Ownership of Registered Notes. The Company will keep at the office of its legal department a register (the "Note Register") in which the Company will provide for the registration of CS Notes and the registration of transfers of CS Notes. The Company may treat the Person in whose name any CS Note is registered on such Note Register as the owner thereof for the purpose of receiving payment of the principal of and interest on such Note and for all other purposes, whether or not such Note shall be overdue, and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a "holder" of any CS Note shall mean the Person in whose name such CS Note is at the time registered on such register.


               11.2. Transfer and Exchange of Notes. Upon surrender of any Note for registration of transfer or for exchange to the Company at the office of its legal department, the Company at its expense will execute and deliver in exchange therefor a new Note or Notes of the same class in denominations of at least $1,000,000 (except one Note may be issued in a lesser principal amount if the unpaid principal amount of the surrendered Note is not evenly divisible by, or is less than, $1,000,000), as requested by the holder or transferee, which aggregate the unpaid principal amount of such surrendered Note. Each such new Note shall be dated so that there will be no loss of interest on such surrendered Note and otherwise of like tenor, and shall be registered in the name or names of such Person or Persons as such holder or transferee may request. Any Note in lieu of which any such new Note has been so executed and delivered shall not be deemed to be an outstanding Note for any purpose of this Agreement.


               11.3. Replacement of Notes. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Note and, in the case of any such loss, theft or destruction of any Note, upon delivery of an indemnity bond in such reasonable amount as the Company may determine (or, in the case of any Note held by you or another institutional holder or you or its nominee, of an indemnity agreement from you or such other holder reasonably satisfactory to the Company), or, in the case of any such mutilation, upon the surrender of such Note for cancellation to the Company at its principal office, the Company at its expense will execute and deliver, in lieu thereof, a new Note of the same class of like tenor, dated so that there will be no loss of interest on such lost, stolen, destroyed or mutilated Note. Any Note in lieu of which any such new Note of the same class has been so executed and delivered by the Company shall not be deemed to be an outstanding Note for any purpose of this Agreement.

            12. Payments on Notes


                12.1. Place of Payment. Payments of principal, and interest becoming due and payable on the Notes shall be made at the principal office of the Company in Bensalem, Bucks County, Commonwealth of Pennsylvania, unless the Company, by written notice to each holder of any Notes, shall designate another address as its principal office in the Commonwealth of Pennsylvania, as such place of payment, in which case such principal office shall thereafter be such place of payment.


                12.2. Home Office Payment. So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in Section
12.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, and interest by the method and at the address specified for such purpose in the Note Register, or by such other method or at such other address as the holder shall have from, time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that any Note paid or prepaid in full shall be surrendered to the Company at its principal office or at the place of payment maintained by the Company pursuant to Section 12.1 for cancellation. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 11.2.


            13. Events of Default: Acceleration


                13.1. Events of Default. "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):


                      (a) default in the payment of any interest upon any Note on the Extension Date, and continuance of such default for a period of 10 days after notice of default has been provided by any holder of outstanding Notes; or


                      (b) default in the payment of any installment of the principal of any Note on the Extension Date; or


                      (c) default in the performance, or breach, of any covenant of the Company in this Agreement (other than a covenant a default in the performance of which or the breach of which is elsewhere in this Section 13.1 specifically addressed) or the Notes and continuance of such default or breach for a period of 60 days after there has been given to the Company a written notice by the holder of any of the Notes specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder and, if such default or breach is curable, such additional period of time during which the Company shall be endeavoring diligently to cure the same; or


                      (d) if an event of default, as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of the Company or of any Subsidiary in excess of $1,000,000, whether such Indebtedness now exists or shall hereafter be created, shall happen and shall result in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, unless (i) such acceleration shall have been rescinded or annulled pursuant to the terms of such instrument or (ii) such Indebtedness shall have been discharged within a period of 30 days after such acceleration; provided, however, the term "Indebtedness," as used in this Section 13.1(e), shall not include Non-Recourse Indebtedness; or


                      (e) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Material Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or such Material Subsidiary under the Bankruptcy Law or any other applicable Federal or State law, or appointing a receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Material Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or


                      (f) the institution by the Company or any Material Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by any of the foregoing to the institution of bankruptcy or insolvency proceedings against it, or the filing by any of the foregoing of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Law or any other applicable Federal or State law, or the consent by any of the foregoing to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of any of the foregoing or of any substantial part of its property, or the making by any of the foregoing of an assignment for the benefit of creditors, or the admission by any of the foregoing in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by any of the foregoing in furtherance of any such action.


                13.2. Remedies Upon Default. Upon the occurrence of any Event of Default described in subdivisions (e) and (f) of Section 13.1 the unpaid principal amount of and accrued interest on the Notes shall automatically become due and payable. Upon the occurrence, and during the continuance, of any other Event of Default, any holder or holders (other than the

Company or any of its Subsidiaries) of a majority in aggregate principal amount of any CS Notes at the time outstanding may at any time (unless all defaults shall theretofore have been remedied) at its or their option, by written notice or notices to the Company, declare all the CS Notes to be due and payable, whereupon the same shall forthwith mature and become due and payable, together with interest accrued thereon, in either case without presentment, demand, protest or notice, all of which are hereby waived provided that during the continuance of an Event of Default described in subdivision (a) or (b) of
Section 13.1, then, irrespective of whether the holder or holders of a majority in aggregate principal amount of the CS Notes then outstanding shall have declared all the CS Notes to be due and payable pursuant to this Section 13.2, any holder of the Notes may, at its option, by notice in writing to the Company, declare the Notes then held by such holder to be due and payable, whereupon the Notes then held by such holder shall forthwith mature and become due and payable, together with interest accrued thereon, without presentment, demand, protest or notice, all of which are hereby waived.


                           At any time after the principal of, and interest
accrued on, all the Notes are declared due and payable, the holders of not less than a majority in aggregate principal amount of the Notes then outstanding excluding any Notes owned by the Company or any of its Subsidiaries), by written notice to the Company may rescind and annul any such declaration and its consequences if (x) the Company has paid all overdue interest on such Notes, the principal of any Notes which have become due otherwise than by reason of such declaration, and interest on such overdue principal and (to the extent permitted by applicable law) any overdue interest in respect of such Notes at the rate of interest provided in such Notes in respect of overdue interest, (y) all Events of Default, other than non-payment of amounts which have become due solely by reason of such declaration, and all conditions and events which constitute Events of Default have been cured or waived, pursuant to Section 18, and (z) no judgment or decree has been entered for the payment of any monies due or foreclosure pursuant to the Notes or this Agreement; but no such rescission and annulment shall extend to or affect any subsequent Event of Default or impair any right consequent thereon.

            14. Enforcement. In case any one or more Events of Default shall occur and be continuing, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in such Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise. In case of a default in the payment of any principal of, or interest on any Note, the Company will pay to the holder thereof such further amount as shall be sufficient to cover the cost and expenses of collection, including, without limitation, reasonable attorneys' fees, expenses and disbursements. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.

            15. Definitions. As used herein the following terms have the following respective meanings:


                "Agreement" means this instrument as originally executed or as it may from time to time be supplemented or amended.

                "Applicable Grace Date" means the tenth calendar day following each Interest Target Date and CS Principal Target Date.

                "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors.

                "Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

                "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

                "Closing" has the meaning specified in Section 3.

                "Code" means the Internal Revenue Code of 1986, as amended from time to time.

                "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or any successor body perform the same or similar functions.

                "Common Stock" or "common stock" means, when used with reference to stock of the Company, the Common Stock of the Company presently authorized, par value $.10 per share, and any other stock into which such presently authorized stock may hereafter have been changed.

                "Company" means the Person named as the "Company" in the first paragraph of this Agreement and its assigns until a successor corporation shall have become such pursuant to the applicable provisions of this Agreement, and thereafter "Company" shall mean such successor corporation.

                "Conversion Price" means, initially, $1.50 per share, subject to adjustment from time to time as and to the extent set forth in Section 20 hereof.

                "Conversion Shares" have the meaning specified in Section 5.2.

                "CS Principal Target Date" means the first day of each calendar year, commencing January 1, 2000.

                "CS Note" has the meaning specified in Section 1.

                "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

                "Date of Conversion" means the date on which any CS Note shall be surrendered for conversion and notice given as set forth in Section 20 hereof.

                "Event of Default" has the meaning specified in Section 13.1.

                "Extension Date" means the one hundred, eightieth (180th) day following each Interest Target Date and CS Principal Target Date.

                "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                "Exhibit" has the meaning specified in Section 1.

                "Holder" or "holder' means a Person in whose name a Note is registered.

                "Indebtedness" means all indebtedness of the Company, a corporate Subsidiary or, to the extent set forth below, a partnership or joint venture whether outstanding on the date of the Agreement or thereafter created or incurred (a) for money borrowed, whether evidenced by bonds, notes or other written obligations or debentures or evidenced by a loan agreement or an indenture or similar agreement; (b) for money borrowed by others and assumed or guaranteed, directly or indirectly, by the Company, a corporate Subsidiary or a partnership or joint venture; (c) for deferrals, renewals, extensions or refundings of, and amendments to, any such Indebtedness; and (d) for purchase money obligations and obligations to public authorities as a result of their involvement in mortgage financing. Indebtedness of a partnership or joint venture shall be included, without duplication, for this purpose only to the extent of the Pro Rata Interest of the Company or a Subsidiary (other than such partnership or joint venture) therein.

                "Interest Target Date" means the last day of each calendar quarter, commencing September 30, 1996.

                "Material Subsidiary" has the meaning specified in the definition of Subsidiary.

                "Maturity" when used with respect to any Note means the date on which all or a portion of the principal amount of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

                "Non-Recourse Indebtedness" means Indebtedness secured by a lien on property to the extent that the liability for such Indebtedness is limited to the security of the property without liability of the Company or any Subsidiary for any deficiency.

                "Note Consideration" has the meaning specified in Section 2.

                "Notes" has the meaning specified in Section 1.

                "Note Register" has the meaning specified in Section 11.1.

                "Notice of Default" has the meaning specified in Section
13.1(d).

                "Officer's Certificate" means a certificate signed by the Chairman of the Board, the President or any Vice President, and by the Treasurer, an Assistant Treasurer, the Controller, an Assistant Controller, the Secretary or an Assistant Secretary of the Company.

                "Opinion of Counsel" means a written opinion of counsel, who may (except as otherwise expressly provided in this Agreement) be counsel for the Company or who may be other counsel acceptable to (i) in the case of Section 10.7, the holders of a majority in principal amount of Notes then outstanding, and (ii) in the case of Section 6.1, the Company.

                "Outstanding" or "outstanding" when used with respect to Notes means, as of the date of determination, all Notes theretofore delivered under this Agreement, except:


                (i) Notes theretofore cancelled by the Company or delivered to the Company for cancellation;


                (ii) Notes or portions thereof for the payment or redemption of which money in the necessary amount has been theretofore segregated in trust by the Company for the Holders of such Notes; provided that, if such Notes or portions thereof are to be prepaid, notice of such prepayment has been duly given pursuant to this Agreement; and


                (iii) Notes in exchange for or in lieu of which other Notes have been issued and delivered pursuant to this Agreement;


provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver or taken any other action hereunder, Notes owned by the Company or any Subsidiary shall be disregarded and deemed not to be Outstanding. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes the pledgee's right so to act with respect to such Notes and that the pledgee is not the Company or any subsidiary.

                "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

                  "Plans" has the meaning specified in Section 5.12.

                  "Preferred Stock" or "preferred stock" as applied to any corporation, means shares of such corporation which shall be entitled to preference or priority over any other shares of such corporation in respect of either the payment of dividends or the distribution of assets upon liquidation.

                  "Registered Form" has the meaning specified in Section 11.1.

                  "Registration Rights Agreement" means that certain Piggyback Registration Rights Agreement between FPA Corporation and Jeffrey P. Orleans in the form annexed hereto as Exhibit III.

                  "Securities Act" has the meaning specified in Section 6.2.

                  "Stated Maturity" when used with respect to any Note or any installment of interest thereon means the date specified in such Note as the fixed date on which all or a portion of the principal amount of such Note or such installment of interest is payable.

                  "Supplemental Subordination Agreement" means that certain Supplemental Subordination Agreement between Jeffrey P. Orleans and CoreStates Bank, N.A. in form annexed hereto as Exhibit II.

                  "Subsidiary" means (i) any corporation of which at least a majority in interest of the outstanding stock having by the terms thereof voting power under ordinary circumstances to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company, or by one or more other corporations a majority in interest of such stock of which is similarly owned or controlled, or by the Company and one or more other corporations a majority in interest of such stock of which is similarly owned or controlled, and (ii) any Person (other than a corporation) in which the Company or any Subsidiary, directly or indirectly, has an interest entitling the Company or any Subsidiary to receive at least 50% of such person's income or an interest in at least 50% of such person's capital, or both. "Material Subsidiary," as of the date of determination thereof, means any Subsidiary having total assets on such date in excess of $15,000,000; provided, however, that Material Subsidiary shall include a Subsidiary if the Company or any Material Subsidiary guarantees, assumes or otherwise is or becomes liable for Indebtedness of such Subsidiary in excess of $15,000,000.

            16. Expenses, etc. The Company will pay all its expenses in connection with the consummation of the transactions under the Agreement and in connection with any amendments or waivers (whether or not the same become effective) under or in respect of this Agreement or the Notes, including, without limitation:

                      (a) the cost and expenses of preparing and reproducing this Agreement, the Notes, of furnishing all opinions by counsel for the Company and all certificates on behalf of the Company, and of the Company's performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with;


                      (b) the cost of delivering to your principal office, insured to your reasonable satisfaction, the Notes hereunder and any Notes delivered to you upon any substitution of Notes and of your delivering any Notes, insured to your reasonable satisfaction, upon any such substitution; and


                      (c) the reasonable out-of-pocket expenses incurred by you, exclusive of counsel fees, in connection with such transactions and any such amendments or waivers.


The Company also will pay, and will save you and each holder of any Notes harmless from, all claims in respect of the fees, if any, of brokers and finders and any and all liabilities with respect to any taxes (including interest and penalties) (other than your taxes on income, personal property or revenues) which may be payable in respect of the execution and delivery of this Agreement, the issue of the Notes and any amendment or waiver under or in respect of this Agreement or the Notes.

            17. Survival of Representations and Warranties. All representations and warranties contained in this Agreement or made in writing by or on behalf of the Company or you in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by the Company or you or on its or your behalf, the acquisition of the Notes by you under this Agreement and any disposition or payment of the Notes. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement or in connection with the transactions contemplated by this Agreement shall be deemed representations and warranties of the Company under this Agreement.


            18. Amendments and Waivers. Any term of this Agreement or of the Notes may be amended and the observance of any term of this Agreement or of the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of at least a majority in principal amount of the Notes at the time outstanding (excluding any Notes directly or indirectly owned by the Company or any of its Subsidiaries), provided, however, that, without the prior written consent of the holders of all of the Notes at the time outstanding (excluding any Notes owned by the Company or any of its Subsidiaries), no such amendment or waiver shall

                      (a) change the fixed maturity or the principal amount of, or reduce the rate or extend payment of interest on, or change the amount or the time of payment of any principal payable on any prepayment of, any Note,

                      (b) reduce the aforesaid percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver,


                      (c) increase the percentage of the principal amount of the Notes the holders of which may declare the Notes to be due and payable as provided in Section 13,


                      (d) decrease the percentage of the principal amount of the Notes the holders of which may rescind and annul any such declaration as provided in Section 13.2, or


                      (e) amend the terms and conditions of this Section 18 or
Section 10.6 hereof.

Any amendment or waiver effected in accordance with this Section 18 shall be binding upon each holder of any Note at the time outstanding, each future holder of any Note and the Company.

            19. Notices, etc. Except as otherwise provided in this Agreement, notices and other communications under this Agreement shall be in writing and shall be mailed by registered or certified mail, return receipt requested, or delivered by nationally recognized overnight air carrier that requires a receipt against delivery or facsimile transmission addressed,


                      (a) if to you, at the address set forth in the Note Register or at such other address as you shall have furnished to the Company in writing, except as otherwise provided in Section 12.2 with respect to payments on Notes held by you or your nominee, or


                      (b) if to any other holder of any Note, at such address as such other holder shall have furnished to the Company in writing, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Note who has furnished an address to the Company as set forth in the Note Register, or


                      (c) if to the Company, at its address set forth at the beginning of this Agreement, to the attention of its President or Treasurer, or with respect to matters arising under Section 12, at its address set forth at the beginning of this Agreement, to the attention of its General Counsel, or at such other address, or to the attention of such other officer, as the Company shall have furnished to you and each such other holder in writing.


Any notice so addressed and sent by such registered or certified mail, overnight air carrier or facsimile transmission shall be deemed to be given when so sent.

            20. Concerning Conversion of the CS Notes


                20.1. Conversion Privilege. Subject to and upon compliance with the provisions of this Section 20, including, without limitation, the conditions on effectiveness of this Section 20 set forth in Section 20.9 hereof, at the option of the Holder, the unpaid principal amount of any CS Note or any portion of the unpaid principal amount thereof which is $1,000,000 or an integral multiple thereof, may, at any time on or before the close of business on December 31, 2001, or in case the Company shall have given notice of its intent to optionally prepay such CS Note or some portion thereof prior to such date then, with respect to such portion to be so prepaid, at any time prior to the date scheduled for prepayment, be converted at the principal amount thereof into shares of Common Stock of the Company, as said shares shall be constituted at the Date of Conversion, at the Conversion Price in effect at the Date of Conversion.


                20.2. Manner of Exercise of Conversion Privilege. In order to exercise the conversion privilege, the Holder of any CS Note to be converted shall surrender such CS Note to the Company at its office located at the address set forth on the first page hereof or at such other office or agency of the Company as may be maintained for such purpose, together with the conversion notice in the form set forth on Exhibit IV hereto (or separate written notice) duly executed, and, if so required by the Company, accompanied by instruments of transfer, in form satisfactory to the Company, duly executed by the Holder or by his duly authorized attorney in writing. No adjustment shall be made for interest accrued on any CS Note that shall be converted or for dividends on any shares of Common Stock of the Company that shall be delivered upon the conversion of such CS Note. As promptly as practicable after the surrender of any such CS Note for conversion as aforesaid, the Company shall deliver at said office or agency to such Holder, or on his written order, a certificate or certificates for the number of full shares deliverable upon the conversion of such CS Note or portion thereof and a check or cash in respect of any fraction of a share of Common Stock otherwise deliverable upon such conversion, all as provided in this Section 20, together with a CS Note in principal amount equal to the unconverted portion, if any, of the CS Note so converted. Such conversion shall be deemed to have been effected on the date on which such notice shall have been received at said office or agency and such CS Note shall have been surrendered, and any required payment made, as aforesaid, and the Person or Persons in whose name or names any certificate or certificates for shares of Common Stock shall be deliverable upon such conversion shall be deemed to have become on said date the Holder or Holders of record of the shares represented thereby; provided, however, that any such conversion on any date when the stock transfer books of the Company shall be closed shall constitute the Person or Persons in whose name or names the certificates are to be delivered as the record Holder or Holders thereof for all purposes on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date of such conversion.


                20.3. Cash Adjustment Upon Conversion. The Company shall not be required to deliver fractions of shares of Common Stock upon conversion of a CS Note. If more than one

CS Note shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be deliverable upon conversion thereof shall be computed on the basis of the aggregate principal amount of the CS Notes so surrendered. If any fractional interest in a share of Common Stock of the Company would be deliverable upon the conversion of any CS Note or CS Notes, the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to the amount of the principal amount tendered for conversion which could not be applied to a full share of Common Stock.


                20.4. Adjustment of Conversion Price. The Conversion Price shall be adjusted from time to time as follows:


                      (a) In case the Company shall, at any time or from time to time while any of the CS Notes are outstanding, (i) pay a dividend on its Common Stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock, or (iii) combine its outstanding Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior thereto shall be adjusted so that the Holder of any CS Note thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock or other securities of the Company which he would have owned or have been entitled to receive after the effectiveness of any of the events described above, had such CS Note been converted immediately prior to the effectiveness of such event. An adjustment made pursuant to this subdivision (a) shall become effective, in the case of a dividend, on the payment date retroactively to immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such dividend, subject to the provisions of paragraph (f) of this Section 20.4, and shall become effective in the case of a subdivision or combination immediately after the opening of business on the day following the day when such subdivision or combination, as the case may be, becomes effective.


                      (b) In case the Company shall, at any time or from time to time while any of the CS Notes are outstanding, issue rights or warrants to all holders of its shares of Common Stock entitling them (for a period expiring within 180 days of the record date mentioned below) to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share of Common Stock (as defined in paragraph (d) below) on such record date, the Conversion Price in effect immediately prior to the issuance of such rights or warrants shall be adjusted as follows: the number of shares of Common Stock into which $1,000,000 principal amount of CS Notes was theretofore convertible shall be multiplied by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to such record date plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding immediately prior to such record date plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such current market price; and the Conversion Price shall be adjusted so that the same shall equal $1,000,000 divided by the new number of shares into which $1,000,000 principal amount of CS Notes shall be convertible as aforesaid. Such adjustment shall become effective on the date of such issuance retroactively to immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such rights or warrants, subject to the provisions of paragraph (f) of this Section 20.4. In determining whether any rights or warrants entitle the holders to subscribe for or purchase shares of Common Stock at less than such current market price, and in determining the aggregate offering price of such shares, there shall be taken into account any consideration received by the Company for such rights or warrants, the value of such consideration, if other than cash, to be conclusively determined by the Board of Directors. For purposes of this paragraph (b), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Company but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. The Company will not issue any rights or warrants in respect of shares of Common Stock held in the treasury of the Company.


                      (c) In case the Company shall, at any time or from time to time while any of the CS Notes are outstanding, distribute to all holders of shares of its Common Stock evidences of its indebtedness or securities or assets (excluding cash dividends or cash distributions payable out of consolidated net earnings or retained earnings, or dividends payable in shares of Common Stock) or rights or warrants to subscribe for shares of Common Stock at a price per share less than the current market price per share of Common Stock (as defined in paragraph (d) below), but excluding rights or warrants referred to in paragraph (b) above, the Conversion Price in effect immediately prior to such distribution shall be adjusted by multiplying the number of shares of Common Stock into which $1,000,000 principal amount of Debentures was theretofore convertible by a fraction, of which the numerator shall be the current market price per share of Common Stock (as defined in paragraph (d) below) on the record date for such distribution, and of which the denominator shall be such current market price per share of the Common Stock, less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of the portion of such evidences of indebtedness, securities or assets or of such subscription rights or warrants so distributed applicable to one share of Common Stock; and the Conversion Price shall be adjusted so that the same shall equal $1,000,000 divided by the new number of shares into which $1,000,000 principal amount of CS Notes shall be convertible as aforesaid. Such adjustment shall become effective on the date of such distribution retroactively to immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such distribution, subject to the provisions of paragraph (f) of this Section 20.4. For the purposes of this paragraph (c) consolidated net earnings or retained earnings shall be computed by adding thereto all charges against retained earnings on account of dividends paid in shares of Common Stock in respect of which the Conversion Price has been adjusted, all as determined by the independent public accountants then regularly auditing the accounts of the Company, whose determination shall be conclusive. Reference in this Section 20.4(c) or elsewhere in Section 20.4 to $1,000,000 principal amount of Debentures shall not limit the conversion right to such amount in total, but is intended to reflect only that, except as contemplated in Section 20.1 hereof, no less than $1,000,000 in principal amount may be converted at any time.

                      (d) For the purpose of any computation under paragraphs
(b) and (c) above, the current market price per share of Common Stock at any date shall be deemed to be the average of the daily closing prices of the Common Stock on the principal exchange or in the principal market at which it is trading then for the ten consecutive trading days immediately preceding the day in question (irrespective of whether the Common Stock actually traded on such days).


                      (e) Except as in this Agreement otherwise provided, no adjustment in the Conversion Price shall be made by reason of the issuance, in exchange for cash, property or services, of shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, or carrying the right to purchase any of the foregoing.


                      (f) If the Company shall take a record of the holders of its shares of Common Stock for the purpose of entitling them to receive any dividend or any subscription or purchase rights or any distribution and shall, thereafter and before the distribution to shareholders of any such dividend, subscription or purchase rights or distribution, legally abandon its plan to pay or deliver such dividend, subscription or purchase fights or distribution, then no adjustment of the Conversion Price shall be required by reason of the taking of such record.


                      (g) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this paragraph (g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 20 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.


                      (h) Whenever the Conversion Price is adjusted as herein provided, the Company shall cause a notice stating that such adjustment has been effected and the adjusted Conversion Price to be mailed to the holders of CS Notes at their last addresses as they shall appear on the Note Register.


                20.5. Effect of Reclassification, Consolidations, Mergers or Sales on Conversion Privilege. In case of any reclassification or change of outstanding shares of Common Stock issuable upon conversion of the CS Notes (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger or consolidation of the Company with one or more other corporations (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification or change of outstanding shares of Common Stock issuable upon conversion of the CS Notes), or in case of the merger of the Company into another corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the holder of each CS Note then outstanding shall have the right to convert such CS Note into the kind and amount of shares of capital stock or other securities and property receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such CS Note might have been converted immediately- prior to such reclassification, change, consolidation, merger, sale or conveyance, assuming such holder of Common Stock of the Company failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale or conveyance (provided that if the kind or amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale or conveyance is not the same for each share of Common Stock of the Company in respect of which such rights of election shall not have been exercised ("non-electing shares"), then for the purpose of this section the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale or conveyance by each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). In any such case the Company, or such successor or purchasing corporation as the case may be, shall execute with the holders of the CS Notes on the effective date of such transaction a supplement agreement to this Agreement containing provisions to the effect set forth above in this Section
20.5 and providing further for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 20; and any such adjustment which shall be approved by the Board of Directors and set forth in such supplemental agreement shall be conclusive for all purposes of this section.


                The above provisions of this Section 20.5 shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales and conveyances.

                20.6. Taxes on Conversions. Unless otherwise required by law, the issue of stock certificates on conversions of CS Notes shall be made without charge to the converting Noteholder for any tax in respect of the issue thereof. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the Holder of any CS Note converted, and the Company shall not be required to issue or deliver any such stock certificate unless and until the Person or Persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.


                20.7. Company to Reserve Capital Stock. The Company shall at all times reserve and keep available out of the aggregate of its authorized but unissued shares or its issued shares held in its treasury, or both, for the purpose of effecting the conversion of the CS Notes, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding CS Notes.


                The Company covenants that all shares of Common Stock which may be delivered upon conversion of CS Notes, shall, upon delivery in accordance with the terms of this Agreement, be fully paid and nonassessable by the Company and free from all taxes, liens and charges with respect to the issue or delivery thereof.

                20.8. Company to Give Notice of Certain Events. In the event


                  (1) that the Company shall pay any dividend or make any distribution to the holders of shares of Common Stock otherwise than in cash charged against consolidated net earnings or retained earnings of the Company and its consolidated subsidiaries or in Common Stock; or

                  (2) that the Company shall offer for subscription or purchase, pro rata, to the holders of shares of Common Stock any additional shares of stock of any class of the Company or any securities convertible into or exchangeable for stock of any such class; or

                  (3) of any reclassification or change of outstanding shares of the class of Common Stock issuable upon the conversion of the CS Notes (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or of any merger or consolidation of the Company with, or merger of the Company into, another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification or change of outstanding shares of Common Stock issuable upon conversion of the Debentures), or of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety;

then, and in any one or more of such events, the Company shall mail written notice thereof to the Holders of CS Notes at their last addresses as they shall appear upon the Note Register, at least fifteen days prior to (i) the record date fixed with any of the events specified on (1) and (2) above, and (ii) the effective date of any of the events specified in (3) above. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

                20.9. Effectiveness of Section 20. The provisions of this
Section 20, including, without limitation, the privilege to convert the CS Notes into the Common Stock of the Company, shall not take effect, and no holder of the CS Notes shall have any rights under Section 20, until approval by the American Stock Exchange, Inc. of the Conversion Shares for listing on the American Stock Exchange upon official notice of issuance.


            21. Effectiveness. This Agreement shall become a binding agreement between you and the Company upon the execution and delivery hereof by you and the Company.


            22. Miscellaneous. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, personal representatives, successors and assigns of the parties hereto, whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by any holder or holders at the time of the Notes or any part thereof. This

Agreement and the Notes collectively embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof. This Agreement and the Notes shall be construed and enforced in accordance with and governed by the law of the Commonwealth of Pennsylvania. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.


                  If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterparts of this letter and return one of the same to the Company, whereupon this letter shall become a binding agreement between you and the Company as provided in Section 21.

                                             Very truly yours,

                                             FPA CORPORATION


                                             /s/  Benjamin D. Goldman
                                             -----------------------------------
                                             By:  Benjamin D. Goldman, President


The foregoing Agreement is hereby
agreed to as of the date hereof.



/s/ Jeffrey P. Orleans
--------------------------------
Jeffrey P. Orleans

                                                                      Exhibit 1

THE PAYMENT OF PRINCIPAL HEREUNDER IS EXPRESSLY SUBORDINATED TO THE CLAIMS OF CORESTATES BANK, N.A. PURSUANT TO A SUBORDINATION AGREEMENT DATED APRIL 4, 1996 AND A SUPPLEMENTAL SUBORDINATION AGREEMENT OF EVEN DATE HEREWITH, EACH BY AND BETWEEN JEFFREY P. ORLEANS AND CORESTATES BANK, N.A.

THIS NOTE HAS BEEN ISSUED PURSUANT TO A NOTE PURCHASE AGREEMENT DATED AS OF AUGUST 1, 1996 (THE "AGREEMENT"), BETWEEN FPA CORPORATION AND THE ORIGINAL PURCHASER OF THE NOTE CONTAINING SUBSTANTIAL RESTRICTIONS ON TRANSFER AND ASSIGNMENT. IT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND CANNOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.

                                 FPA CORPORATION

              Convertible Subordinated 7% Note Due January 1, 2002


                                                          Bensalem, Pennsylvania
$3,000,000.00                                                     August 9, 1996


                  FOR VALUE RECEIVED, and intending to be legally bound hereby, FPA CORPORATION, a Delaware corporation (hereinafter referred to as the "Company") hereby promises to pay in lawful money of the United States to the order of JEFFREY P. ORLEANS (hereinafter referred to as "Holder"), the principal sum of THREE MILLION DOLLARS ($3,000,000), together with interest on the daily outstanding principal balance from time to time at a rate equal to seven percent (7%) per annum. Interest shall be computed on the basis of a 365/366 day year and the actual number of days elapsed. Accrued interest shall be payable not later than each Extension Date with respect to each Interest Target Date during the term of this Note until the obligation of the Company with respect to payment hereunder shall be discharged. To the extent not prohibited by law, if any installment of interest in respect of any Interest Target Date shall remain unpaid on the Applicable Grace Date, then interest shall thereafter accrue on the unpaid installment of interest from the Applicable Grace Date until paid at a rate equal to eight and one-half percent (8.5%) per annum.

                  Principal shall be payable in equal annual installments of $1,000,000 each not later than each Extension Date with respect to each CS Principal Target Date. The entire unpaid principal balance, plus all accrued and unpaid interest and other sums payable hereunder, shall be due and payable not later than the Extension Date with respect to the CS Principal Target Date of

January 1, 2002. To the extent not prohibited by law, if any principal payment due on any CS Principal Target Date shall remain unpaid on the Applicable Grace Date, then interest shall thereafter accrue on such unpaid principal payment until paid at a rate equal to eight and one-half percent (8.5%) per annum.

                  Payments of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debt by check mailed and addressed to the registered holder hereof at the address shown in the registrar maintained by the Company for such purpose, or, at the option of the holder hereof, in such manner and at such other place in the United States of America the holder hereof shall have designated to the Company in writing pursuant to the provisions of
Section 19 of the Agreement (as hereinafter defined).

                  Unless this Note has been executed by officers of the Company thereunto duly authorized by manual signature, this Note shall not be entitled to any benefit under the Agreement, or to be valid or obligatory for any purpose.

                  This Note is the CS Note issued by the Company under that certain Note Purchase Agreement (the "Agreement"), dated as of August 1, 1996, between the Company and the original purchaser hereof.

                  Reference is hereby made to the Agreement for a statement of the respective Events of Default, rights, limitations of rights, obligations, duties and immunities thereunder of the Company and the Holders of this Note. All terms used in this Note which are defined in the Agreement shall have the meanings assigned to them in the Agreement.

                  This Note is convertible into the Common Stock of the Company to the extent set forth in, and subject to the provisions of the Agreement.

                  This Note is subject to prepayment at the option of the Company at any time on the terms and conditions and in the amounts as set forth in the Agreement. In the event of prepayment of this Note in part only, a new Note or Notes for the unredeemed portion hereof shall be issued in the name of the holder hereof upon the cancellation hereof.

                  The Agreement permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the holders of the CS Notes under the Agreement at any time by the Company with the consent of the holders of a majority in aggregate principal amount of the CS Notes at the time outstanding. The Agreement also contains provisions permitting the holders of specified percentages in aggregate principal amount of the CS Notes at the time outstanding, on behalf of the holders of all the CS Notes, to waive compliance by the Company with certain provisions of the Agreement and certain past defaults under the Agreement and their consequences. Any such consent or waiver by the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.






                                       2

                  No reference herein to the Agreement and no provision of this Note or of the Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

                  Prior to due presentment for registration of transfer, the Company, and any agent of the Company, may treat the Person in whose name this
Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

                  This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

                  IN WITNESS WHEREOF, the Company has caused this Note to be duly executed under its corporate seal by the manual signatures, of its officers thereunto duly authorized all on the date first written above.

                                                     FPA CORPORATION


                                                     By: _______________________
                                                                President

Attest:


__________________________
        Secretary


         (SEAL)

                                                                      Exhibit II


                      SUPPLEMENTAL SUBORDINATION AGREEMENT

                  This Supplemental Subordination Agreement is entered into this 9th day of August 1996, by and between CORESTATES BANK N.A. (the "Bank") and JEFFREY P. ORLEANS ("JPO").

                                   BACKGROUND

                  A. The Bank and JPO are parties to a Subordination Agreement, dated April 4, 1996 (the "Original Agreement"), pursuant to which JPO agreed to subordinate certain of the indebtedness of FPA Corporation, a Delaware corporation (the "Company"), owned by him to Senior Debt. All capitalized terms used herein and not defined herein shall have such meanings as are set forth in the Original Agreement.

                  B. On the date of this Agreement, pursuant to the terms of a certain Note Purchase Agreement (the "NPA") of even date herewith, between the Company and JPO, JPO is acquiring, inter alia, the Company's Convertible Subordinated 7% Note due January 1, 2002 (the "CS Note") in exchange for (i) the Other Note(s), and (ii) certain advances made by JPO between the date of the Original Agreement and the date hereof in the aggregate amount of $500,000.

                  C. The Parties desire to formally confirm the applicability of the Original Agreement to the CS Note and to make other agreements herein set forth.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

                  1. Concerning the CS Note. The CS Note shall be Subordinated Indebtedness under the Original Agreement with the same effect as if specifically identified in Section 1 thereof as such. The CS Note shall bear a legend complying with the provisions of Section 9 of the Original Agreement, and making reference to both the Original Agreement and this Agreement.

                  2. Concerning Conversion. Subject to approval by the shareholders of the Company, the CS Note provides that it is convertible into shares of Common Stock of the Company, at the election of the holder thereof, at any time and from time to time, in whole or in part, to the extent set forth in, and in accordance with the provisions of, Section 20 of the NPA. Nothing in the Original Agreement or in the Agreement shall prevent, preclude or prohibit the exercise of such conversion rights by the holder of the CS Note in accordance with the terms of Section 20 of the NPA.

                  3. Confirmation of Original Agreement. The parties hereto hereby confirm the continued effectiveness of the Original Agreement.

                  IN WITNESS WHEREOF, intending to be legally bound hereby, the parties hereto execute this Agreement as an instrument under seal on the date first above written.



___________________________                          ___________________________
Witness                                              Jeffrey P. Orleans


                                                     CORESTATES BANK, N.A.


                                                     By:________________________
                                                           Glenn W. Gallagher
                                                           Vice President


                  IN WITNESS WHEREOF, intending to be legally bound hereby Borrower acknowledges and consents to the foregoing.

                                                     FPA CORPORATION


                                                 By:____________________________
                                                        Joseph A. Santangelo
                                                        Vice President


                                                 Attest:________________________
                                                          Lawrence J. Dugan
                                                          Assistant Secretary

                                                                     Exhibit III

                     PIGGYBACK REGISTRATION RIGHTS AGREEMENT


         THIS AGREEMENT, by and between FPA CORPORATION, a Delaware corporation (the "Company"), and Jeffrey P. Orleans (the "Noteholder").


                             BACKGROUND OF AGREEMENT


         On even date herewith, the Noteholder has acquired from the Company the Company's $3,000,000 Convertible Subordinated 7% Note due January 1, 2003 (the "Note") pursuant to the provisions of a certain Note Purchase Agreement, dated as of August 1, 1996, between the Company and the Noteholder (the "Note Purchase Agreement"). The Note is convertible into shares of Common Stock, $.10 per share, of the Company (the "Conversion Shares") at an initial conversion price of $1.50 per share. The Conversion Shares issuable upon conversion of the Note will not be registered by the Company under the Securities Act of 1933 by reason of the exemption in Section 4(2) thereof. As part of the understanding which the Noteholder has reached with the Company respecting purchase of the Note, the Company has agreed to provide registration rights respecting the Conversion Shares. This Agreement sets forth the complete understanding of the parties hereto respecting the subject matter hereof.

         NOW, THEREFORE, in order to induce the Noteholder to purchase the Note, and in consideration of the above premises and of the mutual covenants and promises herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

         1. Representations, Warranties and Covenants of the Company.

            The Company hereby represents, warrants and covenants to Stockholder as follows:

            1.1 The Company has been duly organized and is validly existing and in good standing under the laws of the State of Delaware.

            1.2 The Company has the full power and authority to enter into, execute, deliver and perform this Agreement. This Agreement has been duly authorized, executed and delivered and constitutes a legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms.

            1.3 The Company is a "reporting company" under Section 13 of the 1934 Act and all reports and other information that it has filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the 1934 Act, including, without limitation, all annual reports on Form 10-K, all quarterly reports on Form 10-Q and all 8-K filings, are available to the public for inspection at the SEC. Copies of such reports are also available from the SEC for a specified fee. The Company shall use reasonable efforts to maintain its status as a reporting company under Section 13 of the 1934 Act and to file the reports required thereunder, or otherwise make publicly available the information concerning the Company specified by Rule 144(c)(2) adopted under the Act.

         2. Acknowledgments of Noteholder.

         The Noteholder acknowledges and agrees as follows:

            2.1 Except as set forth in Section 3 hereof, the Company has no obligation or intention to (i) register the sale of the Conversion Shares under the Securities Act of 1933, as amended (the "1933 Act") [the 1933 Act and the Securities Exchange Act of 1934, as amended (the "1934 Act"), together with all regulations promulgated thereunder, are herein collectively referred to as the "Act"], and applicable state securities or Blue Sky laws (collectively, "State Securities Laws"), and (ii) otherwise comply with any requirements necessary for transfer or assignment of the Conversion Shares to be exempt from such registration. The Act and State Securities Laws are hereinafter sometimes collectively referred to as "Securities Laws".

            2.2 The Conversion Shares are subject to limitations on transferability under the Securities Laws.

            2.3 Except as set forth in Section 3 hereof, no transfer of the Conversion Shares shall be effected unless a written opinion of legal counsel that is acceptable to counsel for the Company shall be delivered to the Company to the effect that a contemplated transfer may be effected without registration under Securities Laws.

            2.4 The legend set forth below specifying restrictions under the Securities

Laws on the transfer of the Acquired Stock shall be affixed to the certificates representing the Conversion Shares and a stop transfer order will be placed in effect with respect to the transfer thereof:

                           "THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT
                  BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT, OR (ii) A WRITTEN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAW, IS AVAILABLE."

         3. Piggyback Registration.

            3.1 If, at any time, when an aggregate [$1,000,000] or more in principal amount of the Notes or [666,667] or more of the Conversion Shares are held by the Noteholder and permitted assigns of the Noteholder rights hereunder by reason of the provisions of Section 5.10 hereof, the Company determines to register any of its securities on a registration form which permits inclusion of Conversion Shares owned by the Noteholder or such assigns, in a transaction for the registration of such securities under the 1933 Act or any similar Federal statutes then in force, the Company, at least 15 days before the filing of such registration statement or similar document to be filed under the 1933 Act (the "Registration Statement"), will give written notice of such proposed registration to the Noteholder and any such assigns hereunder, and, if the Noteholder or any such assigns shall request in writing within 10 days of the receipt of such notice, will include Conversion Shares (the "Included Shares") (but in no event less than an aggregate of 200,000 Included Shares) held by such requesting Noteholder and any such assigns ("Selling Shareholder") in the Registration Statement to the extent requested by the Selling Shareholder (except as limited by the immediately following sentence); provided, however, that in no event, without the approval of the Company and the managing underwriter(s) (the "Managing Underwriter"), if any, of the offering of the securities included in the Registration Statement, shall the aggregate of the Included Shares offered therein exceed 1,000,000 (the "Maximum Offered Shares"). In the event that the Company files the Registration Statement to register the other securities under the 1933 Act, the Company shall include the Included Shares and shall use reasonable efforts to effect as promptly as possible the registration of the Included Shares owned by such Selling Shareholder to the end that such Included Shares may be offered to the public in compliance with the Securities Laws.

            3.2 Upon the written request of the Managing Underwriter for the offering, the Included Shares will not be offered by the Selling Shareholder for
(i) such time as is necessary to complete the underwritten portion of the offering under the Registration Statement, or (ii) sixty (60) days, whichever period of time is shorter (the shorter of (i) and (ii) being collectively referred to as the "Underwriting Period"). The Company shall use reasonable efforts to keep such Registration Statement effective for the lesser of (a) a period of 90 days (or, if applicable, 90 days after termination of the Underwriting Period), or (b) the period of time required to complete the distribution of the Included Shares. Except as otherwise provided in Section 4 hereof, all expenses for registration or filing fees respecting the Included Shares, including all printing expenses and fees, and disbursements of counsel and of independent accountants of the Company, but not any underwriting discounts or selling commissions applicable to the Included Shares, shall be borne by the Company.

            3.3 Notwithstanding the foregoing provisions of this Section 3, the Company shall not be required to offer to include any Conversion Shares in a registration statement (i) filed by the Company on or after December 31, 2002, or (ii) if earlier in the same fiscal year of the Company a like offer was made to the Noteholder and permitted assigns with respect to a Registration Statement which shall have become effective under the Act and shall have remained in effect as required in Section 3.2 hereunder.

            3.4 Notwithstanding the foregoing provisions of this Section
3, the Company shall not be obligated to include Included Shares in more than three Registration Statements under this Section 3.

         4. Provisions Applicable to a Registration Statement.

            4.1 In connection with the registration in accordance with Section 3 hereof, the Company agrees to:

                4.1.1 Use reasonable efforts, at the Company's expense, to cause the Company to register or qualify the offer and sale of Shares under State Securities Laws of such jurisdictions which the Selling Shareholder shall reasonably request in writing, provided that in no event shall the Company be obligated to so register or qualify the offer and sale of the Included Shares under the State Securities Laws of (i) more than five (5) States in addition to those States in which the Company has registered or qualified shares (other than the Included Shares) included in the Registration Statement, (ii) any State that requires the Company to qualify generally to do business in any jurisdiction where it was not previously so qualified, or (iii) any State that requires generally the Company to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject, and the Company shall use reasonable efforts to do any and all other acts and things which may be necessary or advisable to enable the Selling Noteholder to consummate the sale, transfer or other disposition of such Included Shares in any jurisdiction;

                4.1.2 Enter into a cross-indemnity agreement and a contribution agreement, each in customary form, with each underwriter, if any, and each Selling Stockholder; and, if requested, enter into an underwriting agreement containing conventional representations, warranties, allocation of expenses, and customary closing conditions including, but not limited to, opinions of counsel and accountants' cold comfort letters, with any underwriter who acquires the Shares; and

                4.1.3 Pay all expenses in connection with the registration of the offer and sale of Included Shares under the Act and compliance with the provisions of Section 4.1.1 above, except to the extent otherwise provided in
Section 3 above.

            4.2 In connection with the registration of the offer and sale of Included Shares of the Selling Shareholder in accordance with Section 3 hereof, the Company and Selling Shareholder agree with respect to such registration as follows:

                4.2.1 The Selling Shareholder shall furnish to the Company such information concerning him and the proposed manner of sale of the Included Shares as may be requested by the Company which is necessary in connection with any registration pursuant to this Agreement. The Selling Shareholder shall comply with the Securities Laws in connection with any such sale of Included Shares, and, if required under the Act, shall upon written request of the Company undertake, in writing if required, to comply with the antimanipulative rules in connection with any registered offering in which his (its) Included Shares are included, to inform all necessary persons when his (its) distribution of such Included Shares is completed, and to undertake to, or to refrain from doing, other acts as required by the Act.

                4.2.2 The Selling Shareholder shall indemnify and hold the Company harmless against all liabilities and expenses of any nature whatsoever which the Company may incur by reason of failure to comply with the Securities Laws because of any statements or omissions in any prospectus or similar document which were made or omitted in reliance upon, and in conformity with, written information furnished to the Company by the Selling Shareholder.

                4.2.3 The Company shall indemnify and hold the Selling Shareholder harmless against all liabilities and expenses of any nature whatsoever incurred by Selling Shareholder by reason of failure to comply with the Securities Laws because of any statements or omissions in any prospectus or other document other than statements or omissions for which the Selling Shareholder is required to indemnify the Company under Section 4.2.2 hereof.

                4.2.4 The Company shall furnish to the Selling Shareholder such number of copies of any prospectus (including any preliminary or summary prospectus) or like documents as they may reasonably request in order to effect the sale of the Included Shares.

                4.2.5 After the effectiveness of a Registration Statement in which Included Shares are included, the Company shall promptly, but in no event later than one week after such effectiveness:

                      (i) Deliver to the Selling Shareholder a copy of the order of the SEC (or appropriate evidence of the advice received by the Company respecting such effectiveness); and

                      (ii) At any time and from time to time, at or after the date hereof, upon request of the Selling Shareholder, agree to do, execute, acknowledge and deliver or shall cause to be done, executed, acknowledged, and delivered, all such further acts, deeds, assignments and assurances as may reasonably be required to consummate the transactions provided for in this Agreement.

         5. Miscellaneous.

            5.1 Notices. Any notice, request, consent, demand or other communication required or permitted under this Agreement shall be made in writing and shall be deemed to have been duly given if (a) mailed by first class registered or certified mail, return receipt requested, postage prepaid (and shall be deemed delivered two (2) days after the date received for delivery by the Postal Service, whether or not accepted), (b) sent by nationally recognized next-day delivery courier that guarantees delivery within twenty-four (24) hours, charges prepaid (and shall be deemed delivered one (1) business day after delivery to said courier), or (c) sent by telefax, telecopier or similar transmission (and shall be deemed delivered on the date confirmation of the receipt of the transmission is given), if the appropriate telefax, telecopier or transmission number is included in the address, addressed to the parties hereto at their respective addresses as follows:

                5.1.1 If to the Company:

                            FPA Corporation
                            One Greenwood Square
                            3333 West Street Road
                            Suite 101
                            Bensalem, PA  19020
                            Attention:  President
                            Telecopier:  (215) 947-8900

                5.1.2 If to Noteholder or permitted assigns: at the address set forth on the stock transfer records of the Company:

            5.2 Supplemental Documents. The parties will execute any further instruments and perform any acts which, in the reasonable opinion of any party or its or his counsel or accountants, are or may become necessary to effectuate the terms hereof.

            5.3 Entire Agreement. This Agreement sets forth all the promises, covenants, agreements, conditions and understandings among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements and conditions, express or implied, oral or written, except as contained herein. Neither this Agreement nor any provisions hereof or thereof may be modified, amended, waived, discharged or terminated, in whole or in part, except by a writing signed by all of the parties hereto and thereto.

            5.4 Severability. If any provisions of this Agreement shall be held invalid or unenforceable, the remaining part of this Agreement shall remain in full force and effect, and such unenforceable provisions shall be deemed modified to the extent necessary to render the same valid and enforceable.

            5.5 Waiver. No waiver by any party hereto of any condition or release of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed as a further or continuing waiver of any such condition or any such breach or waiver of any other condition.

            5.6 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania without regard to principles of conflict of laws.

            5.7 Binding Nature. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives and assigns.

            5.8 Paragraph Headings. The paragraph headings in this Agreement are for convenience only and they form no part of this Agreement and shall not affect its interpretation.

            5.9 Gender, etc. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate.

            5.10 Assignment. The Noteholder may not transfer or assign, without the prior written consent of the Company, any rights which may accrue to the Noteholder hereunder other than to a transferee of at least $1,000,000 principal amount of the Note or 500,000 of the Conversion Shares, in each case in a private transaction which complies with the terms of the Note Purchase Agreement. In the event that, by reason of such assignment, more than one holder of portions of the Note, or more than one holder of Conversion Shares, shall have the rights of the Noteholder hereunder, then such rights shall not be cumulative, the Company shall treat all such persons as entitled to notices hereunder, the number of maximum Offered Shares shall not change, and if the Conversion Shares requested to be treated as Included Shares shall exceed the Maximum Offered Shares, a number equal to the Maximum Offered Shares shall be prorated in a manner deemed by the Company to be fair and equitable, which such determination shall be final and binding on all parties for all purposes.

            5.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all the parties reflected hereon as the signatories.

         IN WITNESS WHEREOF, the Company and the Noteholder have each executed this Agreement this 9th day of August, 1996.


                                            FPA CORPORATION


                                            By:________________________________
                                                Benjamin D. Goldman, President


                                            NOTEHOLDER:


                                            ____________________________________
                                            Jeffrey P. Orleans

                                                                      Exhibit IV

                            FORM OF CONVERSION NOTICE

FPA Corporation
One Greenwood Square
3333 West Street Road
Suite 101
Bensalem, PA  19020

                  The undersigned owner of the Convertible Subordinated 7% Note due January 1, 2002 of FPA Corporation attached hereto ("this Note") hereby irrevocably exercises the option to convert this Note, or portion hereof below designated, into shares of Common Stock of FPA Corporation in accordance with the terms of Section 20 of the Note Purchase Agreement referred to in this Note, and directs that the shares issuable and deliverable upon the conversion, together with any check in payment for fractional shares and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered holder hereof unless a different name has been indicated below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto.

Dated:__________________                             __________________________
                                                             Signature

                                                     ___________________________
                                                     Social Security or Other
                                                     Taxpayer Identifying Number

Fill in for registration of                 Principal Amount to be
shares of Common Stock and                  Converted (must be at least
Notes if to be issued other-                $1,000,000):
wise than to the registered
holder.                                                  $______________________

__________________________
       (Name)

__________________________
      (Address)

__________________________
Please print name and
address (including zip
code number)